UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2018

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.
(Translation of registrant's name into English)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________.

Results of Shareholder Meeting
On October 31, 2018, Hunter Maritime Acquisition Corp. (the "Company") held a meeting of shareholders (the "Meeting"). At the Meeting, shareholders approved the following:
•
an amendment to the Company's Amended and Restated Articles of Incorporation ("Charter") to extend the date by which the Company must consummate its initial business combination from November 23, 2018 to April 23, 2019 (the "Extension Amendment"); and

•
an amendment to the Investment Management Trust Agreement (the "IMTA"), by and between the Company and Continental Stock Transfer & Trust Company ("Continental"), entered into at the time of the Company's initial public offering governing the funds held in the trust account (the "Trust Account") to extend the date on which to liquidate the remainder of the Trust Account in accordance with the IMTA to April 23, 2019 (the "IMTA Amendment").

The affirmative vote of two-thirds of all outstanding Class A common shares and Class B common shares voting as a single class was required to approve the Extension Amendment.  The affirmative vote of 65% of all outstanding Class A common shares and Class B common shares voting as a single class was required to approve the IMTA Amendment.  Shareholder approval of these proposals was a condition to the consummation of the Company's previously announced tender offer to purchase up to 14,173,100 of the Company's Class A common shares at the tender offer price of $10.125 per share (the "Extension Tender Offer").
On October 31, 2018, the Company issued a press release announcing the results of the Meeting. A copy of such press release is attached as Exhibit 99.1 hereto.
Results of Extension Tender Offer
The Extension Tender Offer commenced on October 5, 2018 and expired at 5:00 PM, New York City time, on November 6, 2018. A total of 12,999,350 Class A common shares were validly tendered and not properly withdrawn. All such Class A common shares were accepted for purchase, for a total purchase price of $131,618,418.75, excluding fees and expenses related to the tender offer. Such Class A common shares accepted for purchase represent approximately 86% of the Company's issued and outstanding Class A common shares as of November 6, 2018.
On November 7, 2018, the Company issued a press release announcing the results of the Extension Tender Offer. A copy of such press release is attached as Exhibit 99.2 hereto.
Other Matters
On November 9, 2018:
•	The Company and Continental executed the IMTA Amendment, a copy of which is attached as Exhibit 10.1 hereto.
•
The Company filed with the Office of the Registrar of Corporations in the Republic of the Marshall Islands an amendment to the Company's Charter reflecting the Extension Amendment, a copy of which is attached as Exhibit 3.1 hereto. The amendment to the Company's Charter became effective immediately upon filing.

In connection with the completion of the Extension Tender Offer, CMB NV, the Company's Sponsor (the "Sponsor"), or persons on its behalf, has agreed to contribute to the Company $0.03 for each of the 2,173,750 Class A common shares that were not purchased in the Extension Tender Offer, for each calendar month commencing on November 23, 2018 until April 23, 2019, or until such earlier date that the Company completes its initial business combination.

On November 6, 2018, the Sponsor provided the Company with an unsecured loan in the principal amount of $500,000 (the "Promissory Note").  The Promissory Note bears interest at a rate per annum equal to LIBOR plus 0.60% and is due on the earlier of April 23, 2019 or the completion of an initial business combination by the Company. A copy of the Promissory Note is attached as Exhibit 10.2 hereto.
Exhibits
Exhibit No.	Description

3.1	Amendment to Amended and Restated Articles of Incorporation.

10.1	Amended and Restated Investment Management Trust Agreement.

10.2	Promissory Note dated November 6, 2018 between the Company and CMB NV.

99.1	Press release dated October 31, 2018 (incorporated by reference from Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO filed by the Company on October 31, 2018).

99.2	Press release dated November 7, 2018 (incorporated by reference from Exhibit (a)(5)(D) to the Tender Offer Statement on Schedule TO filed by the Company on November 7, 2018).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: November 14, 2018
HUNTER MARITIME ACQUISITION CORP.

By:	/s/ Ludovic Saverys
Name: Ludovic Saverys
Title: Chief Executive Officer